

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Nipul Patel
Chief Financial Officer
Array Technologies, Inc.
3901 Midway Place NE
Albuquerque, New Mexico 87109

   Re: Array Technologies, Inc.
     Form 10-K for the Year Ended December 31, 2021
     Filed April 6, 2022
     File No. 001-39613

Dear Mr. Patel:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing